Exhibit 12.1

Alexander's, Inc.

Ratios of Earnings to Fixed Charges

	Year Ended 12/31
	2010	2011	2012	2013	2014
Earnings:
Pretax income from continuing operations	$46,335	$54,789	$50,105	$54,503	$67,055
Fixed charges	46,973	44,147	45,901	44,789	32,920
Capitalized interest	(1,269)	—	—	—	(603)

Total earnings (1)	$92,039	$98,936	$96,006	$99,292	$99,372

Fixed charges (2):
Interest and debt expense	$45,455	$43,898	$45,652	$44,540	$32,068
1/3 of rent expense—interest factor (3)	249	249	249	249	249
Capitalized interest	1,269	—	—	—	603

Total fixed charges (4)	$46,973	$44,147	$45,901	$44,789	$32,920

Ratio of earnings to fixed charges	1.96	2.24	2.09	2.22	3.02

(1)	For purposes of the calculation, earnings represents pretax income from continuing operations plus fixed charges less capitalized interest.
(2)	There were no preference securities outstanding during the periods shown.
(3)	This is the portion of operating lease rental expense deemed to represent the interest factor.
(4)	For purposes of this calculation, fixed charges represent interest and debt expense from continuing operations, including amortization of deferred debt issuance costs plus the portion of operating lease rental expense that management considers representative of the interest factor plus capitalized interest.